                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998


                         Commission File Number 1-13953


                      W. R. GRACE & CO. SALARIED EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN




                                W. R. Grace & Co.
                              1750 Clint Moore Road
                         Boca Raton, Florida 33487-2707

                        Financial Statements and Exhibits


         (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Salaried Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent certified public accountants, dated
June 18, 1999.

         (b) Exhibits. The Consent of PricewaterhouseCoopers LLP is being filed as an exhibit to this Report.

W.R. GRACE & CO.
SALARIED EMPLOYEES
SAVINGS & INVESTMENT PLAN
DECEMBER 31, 1998 AND 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrative Committee of the W.R. Grace & Co. Salaried Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-5 of this report present fairly, in all material respects, the net assets available for plan benefits of the W.R. Grace & Co. Salaried Employees Savings and Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
June 18, 1999

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                                      EMPLOYEE                      FIDELITY
                                            FIXED                                      STOCK          FIDELITY       GROWTH &
                                            INCOME                        GRACE       OWNERSHIP       BALANCED        INCOME
                                             FUND        ADS FUND      STOCK FUND       PLAN            FUND           FUND
                                         ------------- ------------ -------------- -------------- -------------- --------------
Assets
 Investments:
  Insurance company contracts,
   at contract value                     $247,982,282   $        -    $         -    $         -    $         -    $         -
  Commercial paper, at cost                 4,964,203       20,596        131,572        549,956              -              -
   W.R. Grace & Co. common
    stock, (cost $95,550,406)                       -            -     14,407,977     74,660,864              -              -
   FMC ADS
    (cost: $2,146,049)                              -    3,047,164              -              -              -              -
   Sealed Air preferred stock
    (cost: $6,081,862)                              -            -              -              -              -              -
   Sealed Air common stock
    (cost: $7,073,730)                              -            -              -              -              -              -
   Fidelity mutual funds
    (cost: $152,487,531)                            -            -              -              -     28,696,167     47,671,388
 Participant loans                                  -            -              -              -              -              -
 Contribution receivable                      161,396            -         35,466        135,319         27,547         53,191
                                         ------------- ------------ -------------- -------------- -------------- --------------

Net assets available for plan benefits   $253,107,881   $3,067,760    $14,575,015    $75,346,139    $28,723,714    $47,724,579
                                         ------------- ------------ -------------- -------------- -------------- --------------



                                         FIDELITY                    FIDELITY    SEALED AIR   SEALED AIR
                                         BLUE CHIP     FIDELITY        OTC       PREFERRED      COMMON    PARTICIPANT
                                        GROWTH FUND   CONTRAFUND       FUND      STOCK FUND   STOCK FUND     LOANS          TOTAL
                                       ------------- -------------  ----------- ------------ ------------ ------------- -----------
Assets
   Investments:
     Insurance company contracts,
      at contract value                $           -  $          -  $         -   $        -   $        -   $        -  $247,982,282
     Commercial paper, at cost                     -             -            -            -      267,600            -     5,933,927
     W.R. Grace & Co. common
      stock, (cost $95,550,406)                    -             -            -            -            -            -    89,068,841
     FMC ADS
      (cost: $2,146,049)                           -             -            -            -            -            -     3,047,164
     Sealed Air preferred stock
      (cost: $6,081,862)                           -             -            -    7,946,183            -            -     7,946,183
     Sealed Air common stock
      (cost: $7,073,730)                           -             -            -            -    8,317,962            -     8,317,962
     Fidelity mutual funds
      (cost: $152,487,531)                76,586,663    43,204,921   14,820,870            -            -            -   210,980,009
   Participant loans                               -             -            -            -            -    3,963,014     3,963,014
   Contribution receivable                    77,592        55,244       20,848            -            -            -       566,603
                                       ------------- -------------  ----------- ------------ ------------ ------------- ------------

Net assets available for plan benefits $  76,664,255  $ 43,260,165  $14,841,718   $7,946,183   $8,585,562   $3,963,014  $577,805,985
                                       ------------- -------------  ----------- ------------ ------------ ------------- ------------


                    The accompanying notes are an integral part of these financial statements.

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                                        EMPLOYEE                     FIDELITY
                                             FIXED                                       STOCK         FIDELITY       GROWTH &
                                            INCOME                         GRACE        OWNERSHIP      BALANCED       INCOME
                                             FUND         ADS FUND      STOCK FUND        PLAN           FUND          FUND
                                         ------------   ------------   ------------   ------------   ------------   ------------
Assets
   Investments:
     Insurance company contracts,
      at contract value                  $329,352,449   $       --     $       --     $       --     $       --     $       --
     Commercial paper, at cost              5,198,287        172,283        584,960      1,322,376           --             --
     W.R. Grace & Co. common stock
      (cost $101,544,649)                        --             --       48,560,663    166,507,984           --             --
     FMC ADS                                     --             --             --             --             --             --
      (cost: $4,503,591)                         --        5,870,456           --             --             --             --
     Fidelity mutual funds
      (cost: $178,868,115)                       --             --             --             --       32,269,412     47,666,141
   Participant loans                             --             --             --             --             --             --
   Contribution receivable                    797,037           --          170,834        613,433        126,112        182,588
                                         ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan benefits   $335,347,773   $  6,042,739   $ 49,316,457   $168,443,793   $ 32,395,524   $ 47,848,729
                                         ------------   ------------   ------------   ------------   ------------   ------------




                                            FIDELITY                       FIDELITY
                                            BLUE CHIP       FIDELITY         OTC         PARTICIPANT
                                           GROWTH FUND     CONTRAFUND        FUND           LOANS          TOTAL
                                           ------------   ------------   ------------   ------------   ------------

Assets
   Investments:
     Insurance company contracts,
      at contract value                    $       --     $       --     $       --     $       --     $329,352,449
     Commercial paper, at cost                     --             --             --             --        7,277,906
     W.R. Grace & Co. common stock
      (cost $101,544,649)                          --             --             --             --      215,068,647
     FMC ADS
      (cost: $4,503,591)                           --             --             --             --        5,870,456
     Fidelity mutual funds
      (cost: $178,868,115)                   74,168,388     46,472,627     15,403,666           --      215,980,234
   Participant loans                               --             --             --        8,770,156      8,770,156
   Contribution receivable                      311,814        236,346         89,766           --        2,527,930
                                           ------------   ------------   ------------   ------------   ------------
Net assets available for plan benefits     $ 74,480,202   $ 46,708,973   $ 15,493,432   $  8,770,156   $784,847,778
                                           ------------   ------------   ------------   ------------   ------------

                    The accompanying notes are an integral part of these financial statements.



W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
-------------------------------------------------------------------------------------



                                                                                               EMPLOYEE
                                              FIXED                                              STOCK          FIDELITY
                                             INCOME                             GRACE          OWNERSHIP        BALANCED
                                              FUND            ADS FUND       STOCK FUND          PLAN            FUND
                                          -------------    -------------    -------------    -------------   -------------
Contributions:

   Participants                           $   5,551,390    $        --      $   1,227,563    $        --      $     957,416
   Transfers among funds                      4,205,972       (1,392,907)     (32,753,093)     (14,681,884)        (580,312)
   Company                                         --               --               --          4,705,888             --
                                          -------------    -------------    -------------    -------------   -------------
   Total                                      9,757,362       (1,392,907)     (31,525,530)      (9,975,996)         377,104

Income/(loss) from investments:
   Interest                                  19,236,256             --             49,507           95,750           24,442
   Dividends                                       --               --               --               --          2,907,425
   Net realized gain (loss)                        --             78,516        1,803,711        4,205,952          805,639
   Change in unrealized appreciation               --            246,474       (1,234,290)     (21,988,014)       1,830,023
                                          -------------    -------------    -------------    -------------   -------------
   Total                                     19,236,256          324,990          618,928      (17,686,312)       5,567,529

Less:

   Transfers from the plan                   71,157,929        1,442,362        2,993,251       57,605,633        6,831,760
   Participant withdrawals                   39,973,808          459,233          836,088        7,770,683        2,781,205
   Administrative expenses                      101,773            5,467            5,501           59,030            3,478
                                          -------------    -------------    -------------    -------------   -------------
Net increase/(decrease)                     (82,239,892)      (2,974,979)     (34,741,442)     (93,097,654)      (3,671,810)

Net assets available for plan benefits:

Beginning of year                           335,347,773        6,042,739       49,316,457      168,443,793       32,395,524
                                          -------------    -------------    -------------    -------------   -------------

End of year                               $ 253,107,881    $   3,067,760    $  14,575,015    $  75,346,139    $  28,723,714
                                          -------------    -------------    -------------    -------------   -------------


                                               FIDELITY
                                                GROWTH &        FIDELITY                          FIDELITY        SEALED AIR
                                                 INCOME         BLUE CHIP        FIDELITY            OTC          PREFERRED
                                                 FUND          GROWTH FUND      CONTRAFUND          FUND          STOCK FUND
                                             -------------    -------------    -------------    -------------    -------------
Contributions:

   Participants                               $   1,909,650    $   2,740,202   $   1,936,632    $     730,268    $        --
   Transfers among funds                          5,340,454        3,733,563        (814,009)         312,720       15,944,858
   Company                                             --               --              --               --               --
                                              -------------    -------------   -------------    -------------    -------------
   Total                                          7,250,104        6,473,765       1,122,623        1,042,988       15,944,858

Income/(loss) from investments:
   Interest                                          41,541           66,587          40,855           14,866              146
   Dividends                                      2,591,284        3,154,351       3,209,118          752,532           79,519
   Net realized gain (loss)                       3,173,218        4,260,772       2,695,527        1,771,614       (1,332,218)
   Change in unrealized appreciation              6,412,023       14,613,977       5,730,620        2,456,202       (1,356,402)
                                              -------------    -------------   -------------    -------------    -------------
   Total                                         12,218,066       22,095,687      11,676,120        4,995,214       (2,608,955)

Less:

   Transfers from the plan                       15,519,876       20,533,431      11,688,581        5,476,786        4,675,733
   Participant withdrawals                        4,067,773        5,848,380       4,547,427        1,212,297          713,822
   Administrative expenses                            4,671            3,588          11,543              833              165
                                              -------------    -------------   -------------    -------------    -------------
Net increase/(decrease)                            (124,150)       2,184,053      (3,448,808)        (651,714)       7,946,183

Net assets available for plan benefits:

Beginning of year                                47,848,729       74,480,202      46,708,973       15,493,432             --
                                              -------------    -------------   -------------    -------------    -------------

End of year                                   $  47,724,579    $  76,664,255   $  43,260,165    $  14,841,718    $   7,946,183
                                              -------------    -------------   -------------    -------------    -------------








                                               SEALED AIR
                                                 COMMON        PARTICIPANT
                                               STOCK FUND          LOANS             TOTAL
                                              -------------    -------------    -------------

Contributions:

   Participants                               $        --      $        --      $  15,053,121
   Transfers among funds                         18,121,049        2,563,589             --
   Company                                             --               --          4,705,888
                                              -------------    -------------    -------------
   Total                                         18,121,049        2,563,589       19,759,009

Income/(loss) from investments:
   Interest                                            --               --         19,569,950
   Dividends                                           --               --         12,694,229
   Net realized gain (loss)                        (947,572)            --         16,515,159
   Change in unrealized appreciation             (2,309,821)            --          4,400,792
                                              -------------    -------------    -------------
   Total                                         (3,257,393)            --         53,180,130

Less:

   Transfers from the plan                        5,562,305             --        203,487,647
   Participant withdrawals                          715,789        7,370,731       76,297,236
   Administrative expenses                             --               --            196,049
                                              -------------    -------------    -------------
Net increase/(decrease)                           8,585,562       (4,807,142)    (207,041,793)

Net assets available for plan benefits:

Beginning of year                                      --          8,770,156      784,847,778
                                              -------------    -------------    -------------

End of year                                   $   8,585,562    $   3,963,014    $ 577,805,985
                                              -------------    -------------    -------------



                    The accompanying notes are an integral part of these financial statements.

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
-------------------------------------------------------------------------------------

                                                                                               EMPLOYEE
                                              FIXED                                              STOCK          FIDELITY
                                             INCOME                           GRACE            OWNERSHIP        BALANCED
                                              FUND          ADS FUND        STOCK FUND           PLAN             FUND
                                          -------------   -------------    -------------    -------------    -------------
Contributions:

   Participants                           $  10,650,939   $        --      $   2,301,944     $         --    $   1,650,266
   Transfers among funds                      7,106,961      (4,021,935)      (5,436,510)     (15,388,919)         162,307
   Company                                         --              --               --          8,213,477             --
                                          -------------   -------------    -------------    -------------    -------------
   Total                                     17,757,900      (4,021,935)      (3,134,566)      (7,175,442)       1,812,573
                                          -------------   -------------    -------------    -------------    -------------

Income/(loss) from investments:

   Interest                                  24,676,286            --             55,485          119,815           40,063
   Dividends                                       --              --               --  (*)          --          3,939,582
   Net realized gain                               --         1,806,038        8,108,020       13,338,128          711,285
   Change in unrealized appreciation               --        (3,457,906)      13,447,634(*)    48,627,301        1,570,434
                                          -------------   -------------    -------------    -------------    -------------
   Total                                     24,676,286      (1,651,868)      21,611,139       62,085,244        6,261,364
                                          -------------   -------------    -------------    -------------    -------------

Less:

   Participant withdrawals                   41,057,623         664,814        2,534,603       10,635,565        3,217,912
   Administrative expenses                      177,130          11,606            7,131          101,190            5,368
                                          -------------   -------------    -------------    -------------    -------------
Net increase/(decrease)                       1,199,433      (6,350,223)      15,934,839       44,173,047        4,850,657
                                          -------------   -------------    -------------    -------------    -------------

Net assets available for plan benefits:

Beginning of year                           334,148,340      12,392,962       33,381,618      124,270,746       27,544,867
                                          -------------   -------------    -------------    -------------    -------------

End of year                               $ 335,347,773   $   6,042,739    $  49,316,457    $ 168,443,793    $  32,395,524
                                          -------------   -------------    -------------    -------------    -------------



                                           FIDELITY
                                           GROWTH &       FIDELITY                      FIDELITY
                                            INCOME        BLUE CHIP      FIDELITY         OTC        PARTICIPANT
                                             FUND        GROWTH FUND    CONTRAFUND        FUND           LOANS           TOTAL
                                         -------------  -------------  -------------  -------------  -------------  -------------
Contributions:

   Participants                          $   2,480,815  $   4,177,594  $   3,177,377  $   1,219,604  $        --    $  25,658,539
   Transfers among funds                     8,062,935      3,816,496      1,392,088      3,598,085        708,492           --
   Company                                        --             --             --             --             --        8,213,477
                                         -------------  -------------  -------------  -------------  -------------  -------------
   Total                                    10,543,750      7,994,090      4,569,465      4,817,689        708,492     33,872,016
                                         -------------  -------------  -------------  -------------  -------------  -------------

Income/(loss) from investments:

   Interest                                     30,813         68,937         44,324          8,780           --       25,044,503
   Dividends                                 2,100,654      3,622,609      4,450,163      1,031,731           --       15,144,739
   Net realized gain                         1,899,844      2,881,590      2,016,408        330,564           --       31,091,877
   Change in unrealized appreciation         5,858,538      8,640,119      1,651,353       (567,662)          --       75,769,811
                                         -------------  -------------  -------------  -------------  -------------  -------------
   Total                                     9,889,849     15,213,255      8,162,248        803,413           --      147,050,930
                                         -------------  -------------  -------------  -------------  -------------  -------------

Less:

   Participant withdrawals                   3,214,583      5,749,750      3,446,191      1,056,057         29,045     71,606,143
   Administrative expenses                       5,299          4,293         17,356          1,159           --          330,532
                                         -------------  -------------  -------------  -------------  -------------  -------------
Net increase/(decrease)                     17,213,717     17,453,302      9,268,166      4,563,886        679,447    108,986,271
                                         -------------  -------------  -------------  -------------  -------------  -------------


Net assets available for plan benefits:

Beginning of year                           30,635,012     57,026,900     37,440,807     10,929,546      8,090,709    675,861,507
                                         -------------  -------------  -------------  -------------  -------------  -------------

End of year                              $  47,848,729  $  74,480,202  $  46,708,973  $  15,493,432  $   8,770,156  $ 784,847,778
                                         -------------  -------------  -------------  -------------  -------------  -------------

                   The accompanying notes are an integral part of these financial statements.


(*) Dividends received are reinvested in shares of Grace Common Stock and reflected as part of change in Unrealized appreciation.

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W.R. Grace & Co. Salaried Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

GENERAL

The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY AND VESTING

Within those units of W.R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any salaried employee (or any salesman paid on a commission basis) and any other employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

PACKAGING TRANSACTION

On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business was combined with Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, each shareholder of Old Grace common stock received, for each share of common stock (a) one share of common stock of the "New W.R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $203.5 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

The Grace Stock Fund and the Grace Employee Stock Ownership Plan were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the Packaging Transaction and was therefore eliminated from the Plan as a result of the Packaging Transaction.

The New Grace common stock, Sealed Air common stock and Sealed Air preferred stock, received with respect to the shares of common stock of Old Grace held in the Employee Stock Ownership Plan, were credited to the Employee Stock Ownership Plan. All Sealed Air common stock and preferred stock credited to the Employee Stock Ownership Plan was sold within 90 days following the Packaging Transaction, and the proceeds were invested in New Grace common stock that was credited to the Employee Stock Ownership Plan.

The New Grace common stock, received with respect to the shares of common stock of Old Grace held in the Grace Stock Fund, was credited to the Grace Stock Fund. The Sealed Air common stock, received with respect to such shares of common stock, was credited to a Sealed Air Common Stock Fund. The Sealed Air preferred stock, received with respect to such shares of common stock, was credited to a Sealed Air Preferred Stock Fund.

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


CONTRIBUTIONS TO THE PLAN

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, special bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,000 and $9,500 for 1998 and 1997, respectively. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $160,000 and $150,000 for 1998 and 1997, respectively.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual dollar limitations noted above.

INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

         FIXED INCOME FUND
         -----------------

         The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

         GRACE STOCK FUND
         ----------------

         The Grace Stock Fund is invested in New Grace common stock. Pending investment, cash credited to this fund may be invested in short-term securities.

The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

         FIDELITY BALANCED FUND is invested in both fixed income securities and
         ----------------------
         equity securities at all times.

         FIDELITY GROWTH & INCOME FUND is invested in equity securities at all
         -----------------------------
         times and may be invested in fixed income securities, depending upon market conditions.

         FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of
         ------------------------------
         companies with higher than average earnings growth.

         FIDELITY CONTRAFUND is invested in equity securities of companies
         -------------------
         generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


         FIDELITY OTC FUND is invested in equity securities of smaller
         -----------------
         companies traded in the over-the-counter market.

The Plan, as a result of the NMC Transaction in 1996, maintains the following fund:

         ADS FUND
         --------

         The ADS Fund holds the American Depository Shares of Fresenius Medical Care AG that were credited to the accounts of each participant who had a balance in the then-existing Grace Stock Fund immediately prior to the NMC Transaction in 1996. Participants were able to transfer balances out of the ADS Fund at any time, but were not permitted to deposit or transfer any funds into the ADS Fund. The ADS Fund was eliminated from the Plan during the first quarter of 1999; any balances remaining in such fund at that time were credited to the Fixed Income Fund.

The Plan, as a result of the Packaging Transaction maintains the following funds:

         SEALED AIR PREFERRED STOCK FUND
         -------------------------------

         The Sealed Air Preferred Stock Fund holds the Sealed Air preferred stock that was credited to the accounts of each participant who had a balance in the Grace Stock Fund immediately prior to the Packaging Transaction on March 31, 1998. Participants may transfer balances out of the Sealed Air Preferred Stock Fund at any time, but may not deposit or transfer any funds into the Sealed Air Preferred Stock Fund. The Sealed Air Preferred Stock Fund will be eliminated December 31, 2000, and any balances remaining in the Fund on that date will be credited to the Fixed Income Fund.

         SEALED AIR COMMON STOCK FUND
         ----------------------------

         The Sealed Air Common Stock Fund holds the Sealed Air common stock that was credited to the accounts of each participant who had a balance in the Grace Stock Fund immediately prior to the Packaging Transaction on March 31, 1998. Participants may transfer balances out of the Sealed Air Common Stock Fund at any time, but may not deposit or transfer any funds into the Sealed Air Common Stock Fund. The Sealed Air Common Stock Fund will be eliminated December 31, 2000, and any balances remaining in the Fund on that date will be credited to the Fixed Income Fund.

At December 31, 1998 and 1997, the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) was as follows:

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                               DECEMBER 31,
                                             1998        1997
                                            ------      ------

Fixed Income Fund                           3,582       6,470
ADS Fund                                      832       1,729
Grace Stock Fund                            1,426       2,432
Employee Stock Ownership Plan               3,815       7,638
Fidelity Balanced Fund                      1,374       2,083
Fidelity Growth & Income Fund               1,535       2,315
Fidelity Blue Chip Growth Fund              2,323       3,637
Fidelity Contrafund                         1,590       2,562
Fidelity OTC Fund                             788       1,392
Sealed Air Preferred Stock Fund             1,209           -
Sealed Air Common Stock Fund                1,199           -


The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds (other than the ADS Fund, Sealed Air Preferred Stock Fund, and the Sealed Air Common Stock Fund). Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP"), which is invested in New Grace common stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund, the ADS Fund, the Sealed Air Preferred Stock Fund, and the Sealed Air Common Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

PARTICIPANT LOANS

Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments, depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


Interest paid on loans is credited to the individual funds from which the loan was taken and is shown as interest income within those funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with generally accepted accounting principles ("GAAP").

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at their respective market prices quoted at year-end, which represent the net asset value of the securities held in such Funds. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W.R. Grace & Co. Profit Sharing and Savings and Investments Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each Plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund.

The following tables present the fair values of investments and investment income for the Trust Fund:

                                                         DECEMBER 31,
                                                   1998               1997
                                              -------------      -------------
INVESTMENTS AT FAIR VALUE:
   Guaranteed investment contracts            $ 256,745,670      $ 339,227,904
   Commercial paper                               6,220,838          7,576,304
   W.R. Grace & Co. Common Stock                 99,867,486        229,580,586
   Fresenius Medical Care ADS                     3,314,806          6,337,059
   Fidelity mututal funds                       219,330,332        224,084,198
   Sealed Air Preferred Stock                     8,675,144                  -
   Sealed Air Common Stock                        9,087,593                  -
                                              -------------      -------------
                                              $ 603,241,869      $ 806,806,051
                                              -------------      -------------

                                                         DECEMBER 31,
                                                   1998               1997
                                              -------------      -------------
INVESTMENT INCOME:
   Interest                                     $20,229,833        $25,789,788
   Dividends                                     13,201,585         15,748,378
   Net realized gain                             17,135,061         32,937,076
   Change in unrealized appreciation              2,854,450         80,093,404
                                              -------------      -------------
                                                $53,420,929      $ 154,568,646
                                              -------------      -------------

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants within 90 days after the end of the calendar year in which the dividends are received. The ESOP Fund dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

The Plan recognizes benefits when paid.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

NOTE 3 - GUARANTEED INVESTMENT CONTRACTS:

Investments in the Fixed Income Fund consist primarily of guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which may or may not equal fair value, in accordance with GAAP. Contract value includes principal invested, plus interest credited, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:

W.R. GRACE & CO.
SALARIED EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                             VALUE AT DECEMBER 31,
                                                        ---------------------------------
 ISSUER                                       RATE           1998              1997               MATURITY
----------------------------------        ------------  --------------   ----------------  ------------------
Metropolitan Life Insurance Co.               6.88%      $          -       $ 19,986,014          Jun-2002
                                              7.00%                 -         51,106,892          Dec-2000
                                              6.99%        45,767,802                  -          Jun-2002

Monumental Life Insurance Co.                 6.92%        31,476,330         37,002,452          Dec-2001
                                              6.45%        16,417,535         12,309,697          Dec-2002

Prudential Life Insurance Co.                 9.15%        30,716,762         85,563,609          Jun-2000

New York Life Insurance Co.                   5.96%        18,307,778         21,717,053          Dec-1999
                                              6.68%        16,687,822         19,661,763          Jun-2003
                                              5.89%         7,847,744                  -          Jun-2001

John Hancock Mutual Life Ins. Co.             6.06%         9,006,416         21,347,025     Jun-1998, Jun-2000
                                              7.04%        20,584,207         24,164,144          Jun-2001
                                              7.85%                 -         21,279,854          Feb-1998

Pacific Mutual Life Insurance Co.             6.92%        12,941,822         15,213,946          Jun-2002
                                              6.14%        16,289,981                  -     Dec-2001, Jun-2002,
                                                                                                  Dec-2003


Transamerica Life Insurance Co.               6.18%        12,027,123                  -     Mar-2002, Sep-2002

Principal Life Insurance Co.                  6.10%         9,910,960                  -          Sep-1999
                                                        --------------   ----------------
TOTAL CONTRACTS                                          $247,982,282       $329,352,449
                                                        --------------   ----------------


NOTE 4 - FEDERAL INCOME TAXES:

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related Trust continues to be tax exempt.

NOTE 5 - PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       W. R. GRACE & CO.
                                       SALARIED EMPLOYEES
                                       SAVINGS AND INVESTMENT PLAN

                                        By: /s/ P. C. DONAYRI
                                            -----------------------------
                                            P. C. Donayri
                                            Chairman, Administrative
                                            Committee

Date:  June 28, 1999